Exhibit 5.2

		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell London LLP 99 Gresham Street London EC2V 7NG	020 7418 1300 tel 020 7418 1400 fax

September 18, 2012

The Royal Bank of Scotland Group plc
RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

Ladies and Gentlemen:

We have acted as special United States counsel for The Royal Bank of Scotland Group plc (the “Company”), a public limited company organized under the laws of Scotland, in connection with (i) the Underwriting Agreement dated as of September 11, 2012 (the “Base Underwriting Agreement”) with you as Representative of the other several underwriters listed in Schedule 1 to the Pricing Agreement (collectively, the “Underwriters”) under which the Underwriters have severally agreed to purchase from the Company $2,000,000,000 aggregate principal amount of the Company’s 2.550% Senior Notes due September 18, 2015 (the “Notes”) and (ii) the Pricing Agreement dated as of September 11, 2012 (the “Pricing Agreement” and, together with the Base Underwriting Agreement, the “Underwriting Agreement”). The Notes are to be issued pursuant to the provisions of the amended and restated indenture dated as of September 13, 2011 (the “Indenture”) between the Company and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”).

We, as your counsel, have examined originals or copies of such documents, corporate records and certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon and subject to the foregoing, we are of the opinion that, assuming that the Notes have been duly authorized, executed and delivered by the Company insofar as Scots law is concerned, the Notes, when authenticated in accordance with the terms of the Indenture and delivered and paid for in accordance with the terms of the Underwriting Agreement, will be valid and binding obligations of the Company entitled to the benefits of the Indenture, enforceable against the Company in accordance with their terms.

Our opinion is subject to the effects of applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States.  Insofar as the foregoing opinion involves matters governed by Scots law, we have relied, without independent investigation, on the opinion of Dundas & Wilson CS LLP, special legal counsel in Scotland for the Company, dated as of September 18, 2012, to be filed on Form 6-K concurrently with this opinion.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.

Very truly yours, /s/ Davis Polk & Wardwell London LLP